MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

September 18, 2025

VIA EDGAR

Eileen M. Smiley

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund
File Nos. 033-13954 and 811-05141

Dear Ms. Smiley:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on August 27, 2025, concerning post-effective amendment No. 175 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectus (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on July 17, 2025 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of the Capital Appreciation Portfolio (the “Fund”). As requested, this letter is being provided at least 10 days prior to the effectiveness of the post-effective amendment.

Set forth in the numbered paragraphs below are the Staff’s comments (in italics) followed by Registrant’s responses.

1.	Comment: Principal Investment Strategies: Please explain in Item 9 disclosure the criteria that the Fund uses in defining “developed market foreign issuers.”

Response: The Item 9 prospectus disclosure will be updated accordingly.

2.	Comment: Annual Fund Operating Expenses – Waivers: The net expenses after applying the waiver for Class P shares is 0.75% while the management fee is 0.80%. Please supplementally explain how the fee waiver for Class P does not constitute impermissible cross-subsidization of the management fee under Rule 18f-3. In your response, please address the factors outlined in the

Pacific Select Fund – Response Letter

September 18, 2025

SEC Investment Management Staff’s bulletin entitled “Differential Advisory Fee Waivers” dated February 2, 2023 (the “SEC Bulletin”).

Response: The purpose of an advisory fee waiver is to reduce the fees being charged by a fund, resulting in lower costs to its shareholders. Class I shares and Class P shares for this Fund have an advisory fee (“management fee”) of 0.80% which is reduced to 0.69% for both share classes due to an advisory fee waiver of 0.11% that is applied uniformly to both share classes as per Rule 18f-3(b). In compliance with the SEC Bulletin, this Fund does not have a fee waiver that results in different investment advisory fees for different share classes of the same fund (“differential advisory fee waivers”) that results in cross-subsidization. Instead, this Fund has different net total annual fund operating expenses between the two share classes due solely to a difference in the application of a board-approved service plan fee of 0.20% for Class I shares as compared to no service fee for Class P shares, as allowed under Rule 18f-3. Both share classes have the same estimated 0.06% expense of Other Expenses.

The Fund’s advisory fee waivers are periodically reviewed by Registrant to confirm that there is no inadvertent cross-subsidizations between classes. In addition, the Fund’s Board approves advisory fee waiver arrangements and Registrant provides updates to such arrangements to the Board for monitoring purposes on at least an annual basis.

If you have any questions or further comments, please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Audrey L. Cheng, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Morgan Lewis & Bockius LLP
Jay Spinola, Willkie Farr & Gallagher LLP